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                                                                    EXHIBIT 99.6

            Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated January 17, 2005, with respect to the consolidated financial statements of Gallatin Steel Company included in this Annual Report on Form 40-F of Gerdau Ameristeel Corporation for the year ended December 31, 2004.

                                                        /s/ Ernst & Young LLP
Louisville, Kentucky
March 25, 2005